UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

HOME PRODUCTS INTERNATIONAL, INC.
(Name of Subject Company (Issuer))

STORAGE ACQUISITION COMPANY, L.L.C.
EGI-FUND (02-04) INVESTORS, L.L.C.
MR. JOSEPH GANTZ
WALNUT INVESTMENT PARTNERS, L.P.
TRIYAR STORAGE INVESTMENT COMPANY, LLC
TRIYAR CAPITAL, LLC
(Name of Filing Persons - Offerors)

EGI-MANAGING MEMBER (02-04), L.L.C.
SZ INVESTMENTS, L.L.C.
SAMSTOCK/SIT, L.L.C.
ZELL GENERAL PARTNERSHIP, INC.
CHAI TRUST COMPANY, L.L.C.
(Name of Filing Persons – Other Persons; 13D Filers)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

437305105
(CUSIP Number of Class of Securities)

Joseph M. Paolucci, Esq.
Equity Group Investments, L.L.C.
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
(312) 466-3885
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copies to:
Henry Lesser, Esq.
Gray Cary Ware & Freidenrich LLP
2000 University Avenue
East Palo Alto, California 94303
(650) 833-2000

[ ]	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third party tender offer subject to Rule 14d-1.

[ ]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject Rule 13e-3.

[X]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

ITEMS 1-9 AND 11 OF SCHEDULE TO
SIGNATURES

Amendment No. 1 to Schedule TO

     This Amendment No. 1 (this “Amendment”) amends and/or supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on November 12, 2004 (the “Schedule TO”) by Storage Acquisition Company, L.L.C., a Delaware limited liability company (“Purchaser”), and the other parties who are signatories thereto. The Schedule TO, as amended by this Amendment, relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares,” which term includes the associated share purchase rights issued under the Rights Agreement dated as of May 21, 1997, as amended (the “Rights Agreement”), between Home Products International, Inc. and Mellon Investor Services LLC, f/k/a ChaseMellon Shareholder Services L.L.C. as Rights Agent), of Home Products International, Inc., a Delaware corporation (the “Issuer”), at a purchase price of $2.25 per Share, without interest thereon, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 12, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO (which, as may be amended and supplemented from time to time, together constitute the “Offer”). Any capitalized term used and not otherwise defined herein has the meaning given to such term in the Offer to Purchase.

     As indicated on the cover page of this Schedule TO/A, this Amendment, and the information incorporated by reference herein, also constitutes an amendment to the Schedule 13D, as amended, previously filed by certain of the persons filing the Schedule TO. The information set forth in the Offer to Purchase and the Letter of Transmittal, as amended by this Amendment, is incorporated herein by reference with respect to Items 2-4 and 6 of the Schedule 13D, as amended.

ITEMS 1-9 AND 11 OF SCHEDULE TO

     The information set forth in the Offer to Purchase and the related Letter of Transmittal is expressly incorporated herein by reference in response to Items 1-9 and 11 of this Amendment. In addition, the information set forth in Items 1 through 13 of the Schedule TO is incorporated herein by reference with respect to Items 1 through 13 of this Amendment, and all such incorporated information is amended and/or supplemented by the additional information contained in this Amendment to the extent that such additional information is relevant to the incorporated information.

A.	Section 2, “Acceptance for Payment and Payment for Shares,” of the Offer to Purchase (and all other applicable sections in the Offer to Purchase, including the Summary Term Sheet and the description of the terms of the Offer set forth in Section 1, “Terms of the Offer,” of the Offer to Purchase) is hereby amended by adding the following sentence at the end of the first paragraph of Section 2:

     “The payment by Purchaser for any Shares validly tendered and accepted for purchase pursuant to the Offer, whether such acceptance occurs in connection with the expiration of the Offer or with any subsequent offering period, will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer).”

B.	The paragraph entitled “Determination of Validity” under Section 3, “Procedures for Tendering Shares,” of the Offer to Purchase (and all other applicable sections in the Offer to Purchase, including the Summary Term Sheet, the second paragraph of Section 1, “Terms of the Offer,” and the last paragraph of Section 14, “Conditions of the Offer,” of the Offer to Purchase) is hereby amended by adding the following sentence at the end of such paragraph:

     “In the event that Purchaser waives a material condition of the Offer, in accordance with prevailing interpretive positions of the SEC’s staff, the Offer will be extended, if necessary, by the amount of time necessary to enable the amendment disclosing such material changes to the tender offer materials to be publicly disseminated at least five (5) business days prior to the expiration of the Offer.”

C.	The paragraph entitled “Determination of Validity” under Section 3, “Procedures for Tendering Shares,” of the Offer to Purchase and Instruction 10 to the Letter of Transmittal (and all other applicable sections in the Offer to Purchase, including the Summary Term Sheet, the Introduction, the second paragraph of Section 1, “Terms of the Offer,” and the last paragraph of Section 14, “Conditions of the Offer,” of the Offer to Purchase) are hereby amended by adding the following sentence at the end of such paragraphs, as amended:

     “Notwithstanding anything to the contrary contained in the Offer to Purchase or the Letter of Transmittal, in the event that Purchaser waives a condition to the consummation of the Offer, then such waiver will apply with respect to all Shares validly tendered pursuant to the Offer and not withdrawn prior to the expiration of the Offer.”

D.	Section 5, entitled “Certain Federal Income Tax Consequences of the Offer,” of the Offer to Purchase is hereby amended by deleting this heading in its entirety and replacing this heading with the following: “Material Federal Income Tax Consequences of the Offer.” All cross-references to such section heading in the Offer to Purchase shall be similarly amended and restated. All other references to “certain U.S. federal income tax consequences of the Offer” in the Offer to Purchase and the Letter of Transmittal, including the references to such statement set forth in the Summary Term Sheet and Section 5 of the Offer to Purchase, are hereby amended by eliminating the word “certain” and replacing it with the word “material.”

E.	The reference to “a general summary of material U.S. federal income tax consequences of the Offer” in the first paragraph of amended Section 5, “Material Federal Income Tax Consequences of the Offer,” of the Offer to Purchase (and all other applicable sections of the Offer to Purchase and the Letter of Transmittal, including the Summary Term Sheet of the Offer to Purchase) is hereby amended by eliminating the words “a general summary” and replacing them with the words “a discussion.”

F.	Section 14, “Conditions of the Offer,” of the Offer to Purchase (and all other applicable sections in the Offer to Purchase, including the Summary Term Sheet and the description of the terms of the Offer set forth in Section 1, “Terms of the Offer,” of the Offer to Purchase) is hereby amended by adding the following paragraph to the end of such amended Section 14:

     “Notwithstanding anything to the contrary contained in this Offer to Purchase or the Letter of Transmittal, in the event that Purchaser accepts for payment any Shares tendered pursuant to the Offer, then Purchaser shall, in accordance with all applicable rules and regulations of the SEC, including Rule 14e-1(c) referred to above in this Section 14, pay for such Shares and no further conditions shall be applicable to Purchaser’s obligation to do so except for the satisfaction of any necessary government approvals and only to the extent that prevailing positions of the SEC’s staff under Rule 14e-1(c) permit Purchaser to delay payment for such shares pending receipt of such approval.”

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2004	STORAGE ACQUISITION COMPANY, L.L.C.

/s/ Ellen Havdala

By: Ellen Havdala
Its: Vice President

EGI-FUND (02-04) INVESTORS, L.L.C.

/s/ Donald J. Liebentritt

By: Donald J. Liebentritt
Its: Vice President

/s/ Joseph Gantz*

JOSEPH GANTZ

WALNUT INVESTMENT PARTNERS, L.P.
By: Walnut Investments Holding Company, LLC
Its: General Partner

/s/ James M. Gould*

By: James M. Gould
Its: Manager

TRIYAR STORAGE INVESTMENT COMPANY, LLC

/s/ Mark Weber*

By: Mark Weber
Its: Authorized Signatory

TRIYAR CAPITAL, LLC

/s/ Mark Weber*

By: Mark Weber
Its: Authorized Signatory

EGI-MANAGING MEMBER (02-04), L.L.C.
SZ INVESTMENTS, L.L.C.
SAMSTOCK/SIT, L.L.C.
ZELL GENERAL PARTNERSHIP, INC.

/s/ Donald J. Liebentritt

Each By: Donald J. Liebentritt
Its: Vice President

CHAI TRUST COMPANY, L.L.C.

/s/ Donald J. Liebentritt

By: Donald J. Liebentritt
Its: President

*By:	STORAGE ACQUISITION COMPANY, L.L.C.
Its:	Attorney-in-fact/Authorized Signatory

/s/ Ellen Havdala

By: Ellen Havdala
Its: Vice President